SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Texpayer’s ID (CNPJ/MF) nº 01.545.826/0001-07 Corporate Registry (NIRE) nº 35.300.147.952

Publicy-held Company

MATERIAL FACT

GAFISA S.A. (B3: GFSA3; OTC: GFASY) (“Gafisa” or “Company”) in accordance with CVM Instruction 358/02, as amended, informs to its shareholders and the Market that, due to the decision taken by the Company’s the Board of Directors meeting held on April 15, 2019 yesterday were reissued 1,400,352 (one million four hundred thousand three hundred and twenty-five) shares relating to the previously canceled shares, as follows (i) 1,030,325 (one million thirty thousand three hundred and twenty-five) shares canceled at a meeting of the Board of Directors on December 19, 2018; and (ii) 370,000 (three hundred and seventy thousand) shares canceled on January 22, 2019, which means the issuance of.

This Material Fact is for information purposes only and must under no circumstances be construe as, nor constitute, an investment recommendation or an offer to sell, a solicitation or an offer to purchase any securities issued by Gafisa and/or any other company in Gafisa’s economic group.

São Paulo, April 24th, 2019.

GAFISA S.A.

Roberto Luz Portella

Chief Executive, Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 24, 2019

Gafisa S.A.

By:	/s/ Roberto Portella
Name: Roberto Portella Title: Chief Executive Officer